UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On September 11, 2026, Golden Heaven Group Holdings Ltd. (the “Company”) entered into an advisory agreement (the “Advisory Agreement”) with YITONG ASIA INVESTMENT PTE. LTD. (the “Advisor”), an exempt private company limited by shares incorporated in Singapore and wholly owned by Cuizhang Gong. Pursuant to the Advisory Agreement, the Advisor will provide the Company with advisory services relating to corporate strategy, capital markets, investments, and mergers and acquisitions for a period of twelve months (the “Advisory Services”). As consideration for the Advisory Services, the Company will issue to the Advisor 6,000,000 Class B ordinary shares of the Company, par value US$0.00001 per share (the “Consideration Shares”). The Advisor agrees that, subject to customary exceptions, for a period of twelve months from the issuance date, it shall not transfer, sell or other dispose of any Consideration Share. The foregoing description of the Advisory Agreement does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of Advisory Agreement which is filed as Exhibits 10.1 hereto, and is incorporated herein by reference.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-279423) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2024, (ii) the Company’s registration statement on Form F-3 (File No. 333-279942) filed with the SEC on June 4, 2024 and declared effective by the SEC on June 27, 2024, (iii) the Company’s registration statement on Form S-8 (File No. 333-283714) filed with the SEC on December 10, 2024, (iv) the Company’s registration statement on Form F-3 (File No. 333-292462) filed with the SEC on December 29, 2025 and declared effective by the SEC on February 6, 2026, and (v) the Company’s registration statement on Form F-3 (File No. 333-295337) initially filed with the SEC on April 27, 2026.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
10.1	English Translation of Advisory Agreement dated September 11, 2026 between Golden Heaven Group Holding Ltd. and YITONG ASIA INVESTMENT PTE. LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holding Ltd.

Date: September 11, 2026	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

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